Ralph A. Rogers, Jr.
Senior Vice President
Chief Accounting Officer
Financial Services
April 8, 2009
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Aflac Incorporated Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 20, 2009 File Number: 001-07434
Dear Mr. Rosenberg:
     We appreciate the efforts of the Securities and Exchange Commission to improve the financial reporting process and compliance. We make every effort to be transparent in our financial reporting in order to allow investors to understand our Company and the matters which affect our financial position and results of operations.
     Below we have listed your comments for ease of reference and our responses. The responses are presented in disclosure format as requested.
Comment:
Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities, page 38
1.	We note the discussion of your common stock issuances by the AFL Stock plan and your statement that these issuances exceeded the number of shares remaining for issuance under your Form S-3 shelf registration statement for the Plan. Please identify the exemption you relied on for these issuances and describe the factual basis for your determination that the exemption was available.
Response:
     The Aflac shares issued in excess of those registered under the AFL Stock Plan were not issued pursuant to an exemption, but rather were issued in connection with an inadvertent share counting error resulting from multiple splits of Aflac common stock. Following the discovery of this error, the Company’s board of directors authorized the issuance of six million shares of Aflac common stock under the AFL Stock Plan and authorized the Company to file a registration statement registering the sale of those shares under the Plan. On November 25, 2008, the Company filed a registration statement on Form S-3, registering six million shares of common stock to be sold pursuant to the AFL Stock Plan.
Comment:
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 42
Investments, page 42
2.	Please refer to your investments determined by the discounted cash flow pricing model that you discuss in Note 4 to the consolidated financial statements. Please disclose the impact on the financial statements at December 31, 2008 of the reasonably likely changes in the key assumptions used to estimate the fair value of these investments.
Response:
     In response to your comment, we propose the following addition to our disclosures in our future filings beginning with the quarter ended March 31, 2009.
     The fair values of our available-for-sale fixed maturity and perpetual securities valued by our DCF pricing model totaled $17.6 billion at December 31, 2008. The estimated effect of potential changes in interest rates, credit spreads and interest rate volatility on these fair values as of such date is as follows:

Interest Rates		Credit Spreads		Interest Rate Volatility
	Change in		Change in		Change in
Factor	fair value	Factor	fair value	Factor	fair value
change	(in millions)	change	(in millions)	change	(in millions)
+50 bps	$(942)	+50 bps	$(922)	+50 bps	$(23)
-50 bps	1,003	-50 bps	996	-50 bps	28

     The fair values of our held-to-maturity fixed maturity securities valued by our DCF pricing model totaled $22.0 billion at December 31, 2008. The estimated effect of potential changes in interest rates, credit spreads and interest rate volatility on these fair values as of such date is as follows:

Interest Rates		Credit Spreads		Interest Rate Volatility
	Change in		Change in		Change in
Factor	fair value	Factor	fair value	Factor	fair value
change	(in millions)	change	(in millions)	change	(in millions)
+50 bps	$(1,531)	+50 bps	$(1,341)	+50 bps	$(335)
-50 bps	1,474	-50 bps	1,352	-50 bps	386

     The two tables above illustrate the differences on the fair values of our investment portfolio among each of the inputs for interest rates, credit spreads and interest volatility. These differences are driven principally by the securities in our portfolio that have call features. These call features cause the fair values of the affected securities to react differently depending on the inputs used to price these securities.
Comment:
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Analysis of Financial Condition, page 62
Composition by Credit Rating, page 77
3.	Please revise your disclosure for the securities in your investment portfolio that are guaranteed by third parties to include the credit rating with and without the guarantee. Also disclose any significant concentration in an individual guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).
Response:
     As of December 31, 2008, the securities in our investment portfolio that were guaranteed by third parties (indirect exposure) totaled $166 million and our direct investment in such third party guarantors totaled $80 million. Accordingly, our direct and indirect exposure to these third party guarantors was immaterial both individually and in the aggregate at such date.
     Based on the immateriality of our exposure to these third party guarantors, we do not believe the suggested revisions or additions to our existing disclosures would add meaningful or substantive information that a reader of our financial statements would consider useful.
Comment:
Note 3., Investments, page 116
4.	Please tell us the factors you considered in concluding that there was no evidence of credit deterioration in the perpetual securities for the year ended December 31, 2008. Please disclose, if the case, that downgrades of certain perpetual securities to below investment grade were not in response to circumstances and events that existed at December 31, 2008. If not the case, tell us why other than temporary impairments were not recorded in 2008.
Response:
     In Note 3 of the Notes to the Consolidated Financial Statements and beginning on page 140 of our Form 10-K for the fiscal year ended December 31, 2008, we discuss the factors that we considered in evaluating our perpetual securities for evidence of credit deterioration as well as any impairments that may be considered to be other than temporary at year-end. With the exception of our investments in the Icelandic bank perpetual securities specifically identified in our disclosure as other-than-temporarily impaired in 2008, we concluded that there was no evidence of credit deterioration on our remaining perpetual securities, and that the unrealized losses on these perpetual securities were considered to be temporary as of December 31, 2008. Further, as of December 31, 2008 and through the date of this response, all of these perpetual securities were current under their obligations to us, and our conclusions regarding the issuers’ ability to service their obligations to us remain unchanged.
     The perpetual securities we hold that were downgraded to below investment grade during 2009 but prior to the filing of our 2008 Form 10-K on February 20, 2009 were limited to our investment in Tier I and Upper Tier II perpetual securities issued by the Royal Bank of Scotland (RBS). As of December 31, 2008, our investment in these securities totaled $220 million at fair value ($295 million at amortized cost).
     On January 19, 2009, HM Treasury, the United Kingdom’s (UK) department responsible for developing and executing the UK’s public finance and economic policy announced the conversion of its preferred share investment in RBS into ordinary or common shares of RBS. Following these announcements, our perpetual security investments in RBS were downgraded to below investment grade. In their commentary, the rating agencies noted that the conversion of HM Treasury’s preferred share investment into common shares of RBS increased the payment deferral risk on RBS’ perpetual securities.
     To the extent available, we use published credit ratings from Nationally Recognized Statistical Rating Organizations (NRSROs) to supplement our internal credit analysis to determine the credit quality of the issuers of all of the investment securities we hold, including our perpetual securities.
     Based on the published reports of RBS and the published reports of the NRSROs as of December 31, 2008 and available prior to the filing of our 2008 Form 10-K on February 20, 2009, we concluded that the capital and funding position of RBS was sufficient to pay all obligations as due and payable, including the obligations under its perpetual securities.
     As of December 31, 2008 and through the date of this response, all of our RBS perpetual security investments were current under their obligations to us, and our conclusions regarding RBS’ ability to service its obligations to us remain unchanged. We believe the downgrade of our RBS perpetual security investments to below investment grade was the result of the announcements by HM Treasury on January 19, 2009 and was the result of circumstances and events occurring subsequent to December 31, 2008.
Comment:
Note 3., Investments, page 116
5.	In your disclosure of your unrealized loss position in Ford Motor Credit (FMCC) you disclose that FMCC continues to maintain adequate stand-alone liquidity and a stable credit outlook. Please revise your disclosure to reconcile this statement to the definition of the CCC credit rating. In addition, please revise your disclosure to include the factors that support your assertion that it is not probable that you will be unable to collect all amounts due.
Response:
     In response to your comment, we propose the following revised disclosure to be included in our future filings beginning with the quarter ended March 31, 2009, with any appropriate updates.

     Included in the unrealized losses in the other corporate sector was an unrealized loss of $186 million on Aflac Japan’s $329 million (30.0 billion yen) investment issued by Ford Motor Credit Corporation (FMCC) as of December 31, 2008, an increase of $139 million compared with the prior year end. This investment is a debt security issued by FMCC, a wholly owned financing subsidiary of Ford Motor Company. Ford has reiterated its commitment to continue to own 100% of FMCC, and both Moody’s and Standard & Poor’s rating services have indicated that they expect this commitment to continue. Financial subsidy payments from Ford and lease program residual value support payments inextricably link FMCC’s financing business to the parent. Our investment in FMCC matures in January 2013.
     The increase in the unrealized loss for FMCC related to foreign currency translation was $38 million. We believe that the remaining increase in the unrealized loss on FMCC was related to sharply lower reported earnings by FMCC in 2008, compared with 2007. We believe FMCC’s decline in profitability is largely attributable to lower loan volumes, higher credit losses, a write-down of lease residual values, market valuation adjustments for derivatives and lower financing margins. We also believe that the unrealized losses in FMCC were impacted by the widening of credit spreads globally as a result of the contraction in global capital market liquidity over the past several quarters. As of December 31, 2008, FMCC had a credit rating of CCC+ by S&P, Caa1 by Moody’s, and B- by Fitch Ratings. Under current NRSRO guidelines, obligors in these credit rating categories are subject to high credit risk and are current with their financial commitments; however, they are dependent upon favorable business, financial and economic conditions to meet future financial commitments. However, despite its credit rating and the difficult market conditions, FMCC executed $10 billion in public retail term ABS through October 2008 and about $22 billion in private transactions, primarily from private term debt, securitizations, whole loan sales and other structured borrowings including the newly-created US Federal Reserve sponsored Commercial Paper Funding Facility. FMCC also increased available liquidity primarily as the result of a reduction in its managed receivables balance and the retention of higher cash balances in 2008. Taken collectively, we believe these credit facilities and other liquidity enhancement measures provide FMCC with adequate stand-alone liquidity and a stable credit outlook over the relatively near term contractual maturity of its obligation to us.
     We have considered the factors impacting the fair value of FMCC as of December 31, 2008, and based on our credit analysis, we believe that FMCC’s ability to service its obligation to Aflac is currently not impaired. Furthermore, the contractual terms of this investment do not permit the issuer or its parent to settle the security at a price less than the amortized cost of the investment. Accordingly, we currently believe it is probable that we will collect all amounts due according to the contractual terms of the investment. Since it is expected that our investment in FMCC would not be settled at a price less than the amortized cost of the investment and we have the intent and ability to hold this investment until recovery of fair value, which may be maturity, we do not consider this investment to be other-than-temporarily impaired at December 31, 2008.
Comment:
Note 4., Financial Instruments and Fair Value Measurements, page 148
6.	Please revise your disclosure to clarify whether and, if so to what extent, you adjusted the quotes and prices obtained from the brokers and pricing services during the periods presented.

Response:
     In response to your comment, we propose the following revised disclosure in Note 4 of the Notes to the Consolidated Financial Statements. We will include disclosures regarding adjustments or lack thereof that we make to the quotes and prices we receive from our pricing brokers and services in future filings beginning with the quarter ended March 31, 2009.
     Approximately 36% of our investments classified as Level 2 are valued by obtaining quoted market prices from our investment custodian. The custodian obtains price quotes from various pricing services who estimate their fair values based on observable market transactions for similar investments in active markets, market transactions for the same investments in inactive markets or other observable market data where available.
     The fair value of approximately 59% of our Level 2 fixed maturities and perpetual securities is determined using our DCF pricing model. The significant valuation inputs to the DCF model are obtained from, or corroborated by, observable market sources from both active and inactive markets.
     For the remaining Level 2 fixed maturities and perpetual securities that are not quoted by our custodian and cannot be priced under the DCF pricing model, we obtain specific broker quotes from up to three outside securities brokers and use the average of the quotes to estimate the fair value of the securities.
     Historically, we have not adjusted the quotes or prices we obtain from the brokers and pricing services we use.
Comment:
Note 4., Financial Instruments and Fair Value Measurements, page 148
7.	Please revise your disclosure regarding the transfers into Level 3 to include any gain or loss you recognized during the period, and, to the extent you exclude that amount from the realized/unrealized gains (losses) line item in the Level 3 reconciliation, the amount you excluded. In addition, please clarify the specific inputs that became unobservable in the second, third and fourth quarters of 2008.
Response:
     In response to your comment, we propose the following revised disclosure to be included in our future filings beginning with the quarter ended March 31, 2009.

     The following table presents the changes in our securities available for sale classified as Level 3 for the year ended December 31, 2008.

	Fixed maturities and	Equity
(In millions)	perpetual securities	securities	Total
Balance, beginning of year	$109	$3	$112
Realized (gains) losses included in earnings	(57)	—	(57)
Unrealized gains (losses) included in other comprehensive income	(46)	1	(45)
Purchases and settlements	46	—	46
Transfers into Level 3	2,950	—	2,950

Balance, end of year	$3,002	$4	$3,006

Amount of total gains (losses) for the year included in earnings attributable to the change in unrealized gains (losses) relating to assets still held at end of year	$(39)	$—	$(39)

     Following the first quarter of 2008, we experienced a reduction in the availability of observable valuation inputs from several of the pricing services and brokers we use to value our investment securities. Thus, several valuation inputs we considered to be observable in the first quarter of 2008 were classified as non-observable in the second, third and fourth quarters of 2008. More specifically, over the course of 2008, the inputs we received from pricing brokers for forward exchange rates and the credit spreads for certain issuers, including liquidity risk, became increasingly difficult for us to observe or corroborate in the markets for our investments in CDOs, callable RDCs, securities rated below investment grade, and to a lesser extent less liquid sinking fund securities. This resulted in the transfer of affected fixed maturities available for sale from the Level 2 valuation category into the Level 3 valuation category as shown in the table above. We recognized an impairment loss of $51 million during 2008 on a security before it was transferred to Level 3, therefore this realized loss has been excluded from the calculation in the table above.
Request:
     In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response:
     We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your time and consideration. I look forward to discussing these items with you and your colleagues as needed. My contact information is (706) 317-6495 or rrogers@aflac.com.
Sincerely,
/s/ Ralph A. Rogers, Jr.
Ralph A. Rogers, Jr.

cc:	Vanessa Robertson, Staff Accountant Joel Parker, Accounting Branch Chief Scot Foley, Staff Attorney Suzanne Hayes, Legal Branch Chief